
VALGOLD

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400


05007887

May 9, 2005


RECEIVED
MAY 10 2005

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

Shannon M. Ross,
Corporate Secretary

Enclosures

United States Sec Filing
May 9, 2005

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Grants Stock Options – dated April 26, 2005.

Financials

2. Transition Application, Notice of Alteration and Notice of Articles.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
http://www.valgold.com/

April 26, 2005

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD GRANTS STOCK OPTIONS

ValGold Resources Ltd. (VAL-TSX-V) ("ValGold") reports that it has granted incentive stock options to its directors and officers, exercisable for an aggregate 1,000,000 common shares over a five-year period expiring April 26, 2010, at a price of $0.28 per share, being the closing price of the ValGold's shares on the TSX Venture Exchange on April 25, 2005. The options were issued in accordance with the Company's stock option plan, as amended and approved by shareholders January 18, 2005.

For further information on the Company's Canadian and Chinese projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

31
2:20 p.m.

Cover Sheet

VALGOLD RESOURCES LTD.
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

Confirmation of Service

Form Filed: Transition Application

Date and Time of Filing: March 15, 2005 04:44 PM Pacific Time

Transition Effective Date: The transition is to take effect at the time that this application is filed with the Registrar.

Name of Company: VALGOLD RESOURCES LTD.

Incorporation Number: [redacted]

This package contains:

- Certified Copy of the Transition Application
- Certified Copy of the Notice of Articles

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Alteration

Form 11
BUSINESS CORPORATIONS ACT
SECTION 257

Filed Date and Time: March 16, 2005 11:23 AM Pacfic Time

Alteration Date and Time: Notice of Articles Altered on March 16, 2005 11:23 AM Pacific Time

NOTICE OF ALTERATION

Incorporation Number:

Name of Company:
VALGOLD RESOURCES LTD.

ALTERATION EFFECTIVE DATE:
The alteration is to take effect at the time that this application is filed with the Registrar.

PRE-EXISTING COMPANY PROVISIONS
The company has resolved that the Pre-existing Company Provisions no longer apply to this company.

AUTHORIZED SHARE STRUCTURE

1. No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Transition Application

Form 43
BUSINESS CORPORATIONS ACT
Section 437

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

J S Powell
March 15, 2005

FILING DETAILS: *Transition Application for:*
VALGOLD RESOURCES LTD.

Filed Date and Time: **March 15, 2005 04:44 PM Pacific Time**

Transition Date and Time: **Transitioned on March 15, 2005 04:44 PM Pacific Time**

TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

Incorporation Number:


Name of Company:
VALGOLD RESOURCES LTD.

NOTICE OF ARTICLES

Name of Company:

VALGOLD RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

RECORDS OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
BERNER, SARGENT H.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
DRUMMOND , A. DARRYL

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
LANG , FRANK A.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
MILLIGAN , ANDREW F.B.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
WILKINSON , STEPHEN J.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
WITTE, WILLIAM J.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
Yurichuk, Kenneth R

Mailing Address:

Delivery Address:

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1. 100,000,000	COMMON Shares	Without Par Value
		Without Special Rights or Restrictions attached



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

J S Powell
March 15, 2005

This Notice of Articles was issued by the Registrar on: March 15, 2005 04:44 PM Pacific Time

Incorporation Number:

Recognition Date: Incorporated on April 14, 1987

NOTICE OF ARTICLES

Name of Company:

VALGOLD RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

RECORDS OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
BERNER, SARGENT H.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
DRUMMOND , A. DARRYL

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
LANG , FRANK A.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
MILLIGAN , ANDREW F.B.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
WILKINSON , STEPHEN J.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
WITTE, WILLIAM J.

Mailing Address: [redacted]

Delivery Address: [redacted]

Last Name, First Name Middle Name:
Yurichuk, Kenneth R

Mailing Address: [redacted]

Delivery Address: [redacted]

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1. 100,000,000	COMMON Shares	Without Par Value
		Without Special Rights or Restrictions attached



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Cover Sheet

VALGOLD RESOURCES LTD.
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

Confirmation of Service

Form Filed: Notice of Alteration

Date and Time of Filing: March 16, 2005 11:23 AM Pacific Time

Alteration Effective Date: The alteration is to take effect at the time that this application is filed with the Registrar.

Name of Company: VALGOLD RESOURCES LTD.

Incorporation Number: 

This package contains:

- Certified Copy of the Notice of Articles

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.


BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

J S Powell
March 16, 2005

This Notice of Articles was issued by the Registrar on: March 16, 2005 11:23 AM Pacific Time

Incorporation Number:

Recognition Date: Incorporated on April 14, 1987

NOTICE OF ARTICLES

Name of Company:

VALGOLD RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

RECORDS OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
BERNER, SARGENT H.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
DRUMMOND , A. DARRYL

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
LANG , FRANK A.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
MILLIGAN , ANDREW F.B.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
WILKINSON , STEPHEN J.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
WITTE, WILLIAM J.

Mailing Address:

Delivery Address:

Last Name, First Name Middle Name:
Yurichuk, Kenneth R

Mailing Address:

Delivery Address:

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached